EXHIBIT 99.1

Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

Teck Resources Limited (the “Company”)

Suite 3300, 550 Burrard Street

Vancouver, British Columbia

V6C 0B3

Item 2	Date of Material Change

February 18, 2023.

Item 3	News Release

Press releases were disseminated by the Company on February 21, 2023 through the facilities of GlobeNewswire and were filed on SEDAR under the Company’s profile at www.sedar.com.

Item 4	Summary of Material Change

On February 21, 2023, the Company announced (i) the reorganization of its business (the “Separation”) to spin off its steelmaking coal business and separate the Company into two independent, publicly-listed companies: Teck Metals Corp. (“Teck Metals”) and Elk Valley Resources Ltd. (“EVR”), and (ii) a proposal to introduce a six-year sunset (the “Dual Class Amendment”) for the multiple voting rights attached to the Class A common shares in the capital of the Company (the “Class A Common Shares”).

The Company will seek shareholder approval for each of the Separation and the Dual Class Amendment at its annual and special meeting of shareholders, expected to be held on or about April 26, 2023 (the “Meeting”). The Separation is not conditional on the implementation of the Dual Class Amendment, and the Dual Class Amendment is not conditional on the implementation of the Separation.

Full details regarding the Separation and the Dual Class Amendment will be included in a management proxy circular of the Company (the “Circular”) to be mailed to the Company’s shareholders in advance of the Meeting. A copy of the Circular and related documents will be filed with the Canadian securities regulatory authorities and will be available on SEDAR under the Company’s profile at www.sedar.com.

Item 5	Full Description of Material Change

5.1       Full Description of Material Change

Separation

On February 21, 2023, the Company announced that it had entered into an arrangement agreement with EVR (the “Arrangement Agreement”) providing for the Separation to create two independent, publicly-listed companies: Teck Metals and EVR. Teck Metals will be growth-oriented, with premier, low-cost base metals production, a top-tier copper development portfolio and a disciplined capital returns policy. EVR will be a high-margin Canadian steelmaking coal producer, focused on long-term cash generation and providing cash returns to shareholders, with significant equity value accretion potential.

On completion of the Separation, EVR will hold the Company’s interests in the Elkview, Fording River, Greenhills and Line Creek mines located in British Columbia, representing all of the Company’s operating steelmaking coal mines, along with certain related assets (collectively, the “Steelmaking Coal Assets”). In exchange for the Steelmaking Coal Assets, the Company will receive common shares in the capital of EVR (the “EVR Common Shares”), first preferred shares in the capital of EVR (the “First Preferred Shares”) and second preferred shares in the capital of EVR (the “Second Preferred Shares”, and together with the First Preferred Shares, “Preferred Shares”) and a gross revenue royalty over the coal produced from the real property and mining rights forming part of the Steelmaking Coal Assets (the “Royalty”, and together with the Preferred Shares, the “Transition Capital Structure”).

The Separation is structured as a spin-off of EVR by way of a distribution of the EVR Common Shares and cash to the Company’s shareholders pursuant to the Separation Plan of Arrangement (as defined below). Under the Separation, subject to an election and proration process, the Company’s shareholders of record as of the applicable distribution record date will receive EVR Common Shares in proportion to their shareholdings of the Company at an exchange ratio of 0.1 of an EVR Common Share for each Company share (or approximately 51.9 million total EVR Common Shares) and an aggregate of C$200 million in cash (or approximately C$0.39 cash per Company share). Company shareholders will be entitled to elect to maximize the amount of cash or EVR Common Shares they receive, subject to proration, through a Dutch auction election process (for further details, see “Distribution to Shareholders” below).

As part of the Separation, the Company will change its name to Teck Metals Corp. and its shares will continue to be listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange. EVR has applied to have the EVR Common Shares listed on the TSX.

The Company’s board of directors (the “Board of Directors”), on the recommendation of a special committee of independent directors of the Company (the “Special Committee”), has unanimously determined that the Separation is in the best interests of the Company and is fair to the Company’s shareholders, and is recommending that shareholders vote in favour of the Separation at the Meeting. The Special Committee was advised by independent financial and legal advisors and received opinions from each of Origin Merchant Partners and BMO Capital Markets to the effect that, as of the date of each such opinion and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be received by shareholders of the Company pursuant to the Separation is fair from a financial point of view to such shareholders.

The Separation will be implemented through a plan of arrangement under the Canada Business Corporations Act, and is subject to the approval of at least 66 2/3% of the votes cast by all the holders of Class A Common Shares and Class B subordinate voting shares of the Company (“Class B Subordinate Voting Shares”), each voting separately as a class. In addition to shareholder and court approvals, the Separation is subject to customary conditions, including that the EVR Common Shares shall have been conditionally approved for listing on the TSX, subject to compliance with its original listing requirements. The Company expects that the Separation will be completed in the second quarter of 2023.

Arrangement Agreement

The Arrangement Agreement provides that the Separation will be implemented in accordance with and subject to the terms and conditions of the Arrangement Agreement and the plan of arrangement attached as Schedule “B” to the Arrangement Agreement (the “Separation Plan of Arrangement”).

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The description of the terms of the Arrangement Agreement and the Separation Plan of Arrangement herein does not purport to be complete and is qualified in its entirety by the terms of the Arrangement Agreement and the Separation Plan of Arrangement, respectively. The Arrangement Agreement (including the Separation Plan of Arrangement) has been filed with the Canadian securities regulatory authorities and is available under the Company’s profile at www.sedar.com.

The Arrangement Agreement contains certain customary representations and warranties of each party to the other, including representations and warranties relating to organization, corporate power and authority and execution and binding obligation, provides for certain customary interim covenants of each party, and provides that the Separation is conditional upon the satisfaction of certain conditions, including, among other things, the Company receiving the requisite shareholder, court and stock exchange approvals discussed above.

Subject to the terms of an interim order to be obtained by the Company in respect of the Separation Plan of Arrangement, the Separation Plan of Arrangement and applicable law, the Arrangement Agreement may, at any time and from time to time before and after the Meeting, but not later than the effective date of the Separation Plan of Arrangement, be amended by written agreement of the Company and EVR without further notice to or authorization on the part of their respective shareholders. The Arrangement Agreement may be terminated at any time by the Company, in the sole and absolute discretion of the Board of Directors, whether before or after the Meeting, but prior to the issuance of the certificate of arrangement giving effect to the Separation Plan of Arrangement, without the approval of the Company’s shareholders or EVR. The Arrangement Agreement may also be terminated by either the Company or EVR if the Separation is not approved by the Company’s shareholders at the Meeting.

Distribution to Shareholders

Pursuant to the Separation Plan of Arrangement, prior to the distribution of EVR Common Shares and cash to the Company’s shareholders, the per share stated capital of the Company’s shares will be equalized, which will result in the stated capital per Class A Common Share increasing and the stated capital per Class B Subordinate Voting Share decreasing.

Upon completion of the Separation, the Company’s shareholders of record as of the applicable distribution record date will be entitled to receive EVR Common Shares, cash or a combination thereof, in exchange for a reduction of the stated capital maintained in respect of the Company’s shares. Shareholders as of the applicable record date will be entitled to elect to maximize the amount of cash they receive or maximize the amount of EVR Common Shares they receive, subject to proration, through a Dutch auction election process, the details of which will be set out in the Circular.

Transition Capital Structure

As part of the Separation, the Company will retain substantial access to steelmaking coal cash flows for a transition period in the form of an 87.5% interest in the Transition Capital Structure. The remaining 12.5% interest in the Transition Capital Structure will initially be held by affiliates of Nippon Steel Corporation (“NSC”) and POSCO, as described under “Transactions with NSC and POSCO” below.

Royalty

The following summary of the Royalty Agreement (as defined below) is qualified in its entirety by reference to the terms of the Royalty Agreement and the Investment Covenant Agreement (as

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defined below). The terms of the Royalty and the Royalty Agreement described herein are subject to change.

On completion of the Separation, the Royalty will be granted by EVR and its subsidiaries pursuant to a royalty agreement (the “Royalty Agreement”). The Royalty will be in respect of coal produced from: (i) the fee simple real property and associated mining rights acquired by EVR pursuant to the Separation, including but not limited to the Elkview, Fording River, Greenhills, Line Creek and Coal Mountain mines; and (ii) any future property, mining rights or other interests in respect of any properties acquired by EVR or its subsidiaries from time to time after the effective date of the Separation within a specified area of interest and on which coal is present or acquired for exploration, development or production purposes (collectively, the “Royalty Properties”), as a real property right that creates and constitutes the grant of a vested present interest in, and a covenant that runs with, the land (being the Royalty Properties and the coal in situ or produced therefrom).

The Royalty is a 60% gross revenue royalty that will be paid quarterly from EVR’s steelmaking coal revenue, subject to free cash flow and minimum cash balance limitations designed to support the financial resiliency of EVR, and is expected to generate payments equal to 90% of EVR free cash flow. The Royalty will be payable until the later of (i) an aggregate amount of C$7.005 billion in royalty payments having been made, or (ii) December 31, 2028. Each holder of an interest in the Royalty will also have the right to elect to receive payment of their portion of the Royalty as an in-kind payment in the form of coal produced from the Royalty Properties, subject to the terms of the Royalty Agreement.

The Royalty Agreement will provide for certain customary covenants of EVR and its subsidiaries, including with respect to their business, indebtedness, issuance of preferred securities, agreements for the disposal of coal, and environmental and social matters. EVR will also generally be restricted from transferring any interest in the Royalty Properties (or any part thereof), subject to the terms of the Royalty Agreement.

Preferred Shares

The description of the terms of the Preferred Shares herein does not purport to be complete and is qualified in its entirety by the terms of the Preferred Shares, which are attached as Schedules “A-2” and “A-3” to Schedule “B” of the Arrangement Agreement, which has been filed with the Canadian securities regulatory authorities and is available under the Company’s profile at www.sedar.com. The terms of the Preferred Shares described herein are subject to change.

As part of the Separation, EVR will issue the Preferred Shares having an aggregate Redemption Amount (as defined below) of approximately C$4.4 billion. The Preferred Shares will entitle the holders thereof to annual, fixed, cumulative, preferential cash dividends, if, as and when declared by the board of directors of EVR, at an annual rate equal to 6.5% of a fixed redemption amount per Preferred Share (the “Redemption Amount”), payable in cash. For so long as the Preferred Shares are issued and outstanding, EVR may, quarterly and on a pro rata basis, redeem the Preferred Shares out of 10% of its free cash flow and from the proceeds of equity issuances by EVR. After the Royalty is no longer payable, EVR may, quarterly and on a pro rata basis, also redeem the Preferred Shares out of 90% of its free cash flow.

If not redeemed earlier, the Preferred Shares will have a maturity of 20 years from their date of issue, and, on maturity, the holder thereof will be entitled to require EVR to redeem such Preferred Shares in cash at the Redemption Amount per Preferred Share, together with all accrued and unpaid dividends. The Second Preferred Shares will not be redeemable prior to maturity, unless there are no First Preferred Shares issued and outstanding.

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The Preferred Shares will also entitle the holders thereof to require EVR to redeem their Preferred Shares upon the occurrence of certain events, including: (i) an event of default under the Investment Covenant Agreement due to a breach of certain covenants thereunder restricting the incurrence of indebtedness and/or the issuance of additional preferred securities, (ii) a change of control of EVR, or (iii) if EVR has not exercised its free cash flow-based periodic redemption right in a certain quarter (subject to free cash flow and minimum cash balance limitations designed to support the financial resiliency of EVR).

The First Preferred Shares will rank in priority to the Second Preferred Shares, and the Preferred Shares will rank in priority to the EVR Common Shares, with respect to dividends and in the event of liquidation, dissolution, winding-up or any other distribution of assets of EVR. In the event of the liquidation, dissolution or winding up of EVR or any other distribution of assets of EVR among its shareholders for the purpose of winding up its affairs, the holders of the Preferred Shares will be entitled to receive, in respect of each Preferred Share held, an amount equal to the Redemption Amount, together with all accrued and unpaid dividends.

The Preferred Shares will not have any voting rights, except as otherwise provided in the Canada Business Corporations Act, applicable securities laws or the rules of any applicable stock exchange.

Transactions with NSC and POSCO

In connection with the Separation, the Company has entered into certain agreements with its steelmaking coal joint venture partners, NSC and POSCO. As a result of these transactions, EVR will own 100% of its steelmaking coal operations following the Separation.

Pursuant to an investment agreement dated February 21, 2023 entered into with NSC (the “Investment Agreement”), subject to Brazilian regulatory approval, NSC has agreed to (i) exchange its existing 2.5% interest in the Elkview mine for EVR Common Shares and Preferred Shares (the “NSC Swap”) and (ii) acquire from the Company an interest in the Royalty and subscribe for Preferred Shares for an aggregate payment of C$1.025 billion in cash (the “NSC Investment” and together with the NSC Swap, the “NSC Transaction”).

Upon completion of the NSC Transaction, subject to Brazilian regulatory approval, NSC will own 10% of the outstanding EVR Common Shares and a 10% interest in the Transition Capital Structure. However, the Investment Agreement provides that if Brazilian regulatory approval has not been obtained by the time the Company is prepared to complete the Separation, the Company and/or NSC may determine to either (i) proceed with a modified NSC Transaction, whereby NSC would instead acquire approximately 4.96% of the outstanding EVR Common Shares, a 10% interest in the Preferred Shares, and an approximately 11.02% interest in the Royalty; or (ii) terminate the NSC Investment, in which case NSC would only exchange its existing 2.5% interest in the Elkview mine for EVR Common Shares and an interest in the Transition Capital Structure, following which NSC would instead own 1.09% of the outstanding EVR Common Shares and a 1.09% interest in the Transition Capital Structure. If the NSC Investment is completed, EVR will use the proceeds it receives pursuant to the subscription by NSC for Preferred Shares to redeem a portion of the First Preferred Shares held by the Company.

Conditional on the completion of the NSC Investment, EVR and NSC have agreed to enter into an investor rights agreement pursuant to which NSC will be entitled to certain customary rights, including a right to nominate one director to the board of directors of EVR, pre-emptive rights on future securities issuances, and registration rights, and NSC will agree to certain customary transfer and

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standstill restrictions. Additionally, EVR and NSC have agreed to enter into a long-term steelmaking coal offtake rights arrangement upon completion of the NSC Investment, continuing NSC’s long-standing commercial arrangements for the purchase of steelmaking coal from EVR.

Pursuant to a transaction agreement dated February 21, 2023 entered into with POSCO, POSCO has agreed to exchange its existing 2.5% interest in the Elkview mine and its existing 20% interest in the Greenhills joint venture for a 2.5% interest in EVR Common Shares and a 2.5% interest in the Transition Capital Structure (the “POSCO Transaction”).

The agreements with NSC and POSCO each contain certain covenants, including that the Company will use reasonable commercial efforts to complete the Separation (subject to the Board of Director’s right to decide not to proceed with the Separation at any time) and that each of the parties will use commercially reasonable efforts to obtain and maintain all material third party or other consents or waivers and effect all necessary or advisable registrations or filings required by governmental entities in connection with the Separation and agreements contemplated in connection therewith.

The NSC Swap and the POSCO Transaction are conditional on the completion of the Separation and other customary conditions. The NSC Investment is conditional on completion of the Separation and other customary conditions, but the Separation is not conditional on completion of the NSC Investment and the Separation is expected to be implemented even if the NSC Investment does not occur.

Ancillary Agreements

In connection with the Separation, EVR and its subsidiaries will enter into an investment covenant agreement with the holders of the Transition Capital Structure (the “Investment Covenant Agreement”) providing the holders of the Transition Capital Structure with certain additional rights designed to protect such holders’ interests in the Transition Capital Structure. Under the Investment Covenant Agreement, EVR and its subsidiaries will cause the payment obligations pursuant to the Royalty to be secured by a pledge and lien over substantially all of the assets of EVR in favour of the holders of an interest in the Royalty. The holders of the Transition Capital Structure will be entitled to certain information and notice rights, and EVR and its subsidiaries will agree in favour of the holders of the Transition Capital Structure to certain covenants, including with respect to operations, existence and corporate structure, authorizations, properties, business, compliance with laws, operations targets, commingling and blending of coal, environmental and social matters, insurance, indebtedness, issuance of preferred securities, liens, hedging, restricted payments, additional royalties, and redemptions of the Preferred Shares. The Investment Covenant Agreement will also provide for certain indemnification rights in favour of the holders of the Transition Capital Structure as well as remedies for events of default by EVR or its subsidiaries of their obligations under the Investment Covenant Agreement, the Royalty Agreement or certain other transaction agreements, subject to applicable notice and cure periods. The Investment Covenant Agreement will also provide that any transfer of an interest in the Transition Capital Structure is conditional on, among other things, the transferee agreeing to be bound by the terms of the Investment Covenant Agreement.

In connection with implementing the Separation, the Company will enter into a separation agreement (the “Separation Agreement”) and certain ancillary agreements thereto. The Separation Agreement will provide for the transfer of the Steelmaking Coal Assets from the Company to EVR and the assumption of all liabilities related to the Steelmaking Coal Assets by EVR, in addition to procedures for the exchange of information and other matters related to the implementation of the Separation. The ancillary agreements to be entered into pursuant to the Separation Agreement will

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include a transition services agreement that will set out the terms by which EVR and the Company will provide certain services to one another following the Separation over a limited transition period. Such transition services are expected to be limited to those matters which, for practical reasons, the Company and EVR cannot feasibly self-perform or outsource to third parties as of the Separation.

In connection with the Separation, EVR will also establish an Environmental Stewardship Trust that will be funded through escalating fixed annual contributions, starting at C$50 million, for long-term environmental obligations related to the Steelmaking Coal Assets.

The foregoing summary of the Investment Covenant Agreement, the Separation Agreement and ancillary agreements related thereto is qualified in its entirety by reference to the terms of such agreements, which will be described in further detail in the Circular. The terms of such agreements described herein are subject to change.

Dual Class Amendment

On February 21, 2023, the Company announced the Dual Class Amendment to introduce a six-year sunset for its dual class share structure.

On the effective date of the Dual Class Amendment, each Class A Common Share will be acquired by the Company in exchange for one new Class A common share and 0.67 of a Class B Subordinate Voting Share. The Class A Common Shares carry 100 votes per share and Class B Subordinate Voting Shares carry 1 vote per share. The terms of the new Class A common shares will be identical to the current terms of Class A Common Shares, but will provide that, on the sixth anniversary of the effective date of the Dual Class Amendment, all new Class A common shares will automatically be exchanged for Class B Subordinate Voting Shares, which will be renamed “common shares”.

As of February 17, 2023, there were 7,765,503 Class A Common Shares and 506,276,448 Class B Subordinate Voting Shares issued and outstanding. If the Dual Class Amendment were completed as of that date, approximately 5,202,887 Class B Subordinate Voting Shares would be issued in connection with the exchange of Class A Common Shares (representing approximately 1.0% of the issued and outstanding Company shares).

The Board of Directors, on the recommendation of the Special Committee, has determined that the Dual Class Amendment is in the best interests of the Company and is fair to its shareholders, and is recommending that shareholders vote in favour of the Dual Class Amendment at the Meeting. The Special Committee received opinions from each of Origin Merchant Partners and BMO Capital Markets to the effect that as of the date of each such opinion and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be received by the Company’s Class A common shareholders pursuant to the Dual Class Amendment is fair from a financial point of view to holders of the Class A Common Shares and holders of the Class B Subordinate Voting Shares, other than Temagami Mining Company Limited (“Temagami”), SMM Resources Incorporated (“SMM”) and Dr. Keevil, the holders of a majority of the Class A Common Shares.

The Dual Class Amendment will be implemented through a plan of arrangement under the Canada Business Corporations Act. Subject to the receipt of exemptive relief from the Canadian Securities Administrators, the Dual Class Amendment will be subject to the approval of at least 66 2/3% of the votes cast at the Meeting by the holders of Class A Common Shares and Class B Subordinate Voting Shares, each voting separately as a class, and to the approval of at least a majority of the votes cast by holders of Class B Subordinate Voting Shares, excluding the votes attached to

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Class B Subordinate Voting Shares beneficially owned or controlled by the Company’s majority Class A common shareholders, Temagami, SMM and Dr. Keevil. The Company has applied for exemptive relief from the Ontario Securities Commission from a requirement that would otherwise apply to have the Dual Class Amendment also approved by at least a majority of the votes cast by holders of Class A Common Shares, excluding the votes attached to Class A Common Shares beneficially owned or controlled by Temagami, SMM and Dr. Keevil. In addition to shareholder and court approvals, the Dual Class Amendment is subject to customary conditions, including approval of the TSX. The Company expects that the Dual Class Amendment, if approved, will be completed in the second quarter of 2023. If both the Separation and Dual Class Amendment are approved, the Dual Class Amendment will be implemented before the implementation of the Separation.

Voting Support Agreements

In connection with the Separation and the Dual Class Amendment, Temagami, SMM and Dr. Keevil have each agreed, among other things, to vote in favour of the resolutions approving the Separation and the Dual Class Amendment and to elect to receive the maximum number of EVR Common Shares that may be distributed to them in connection with the Separation. SMM and Dr. Keevil have also agreed to not transfer the EVR Common Shares received by them in connection with the Separation (including EVR Common Shares they may receive, directly or indirectly, from Temagami) for a period of 18 months following the effective time of the Separation, subject to certain limited exceptions. Collectively, Temagami, SMM and Dr. Keevil own or control 6,187,880 Class A Common Shares, representing approximately 79.7% of the aggregate voting rights attached to the Class A Common Shares, and 1,057,812 Class B Subordinate Voting Shares, representing approximately 0.2% of the aggregate voting rights attached to the Class B Subordinate Voting Shares.

5.2       Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

None.

Item 8	Executive Officer

Further information regarding the matters described in this report may be obtained from Charlene Ripley, Senior Vice President and General Counsel, who is knowledgeable about the details of the material change and may be contacted at Charlene.Ripley@teck.com or 604-697-3509.

Item 9	Date of Report

February 28, 2023.

Caution Regarding Forward-Looking Statements

This report contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These forward-looking

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statements relate to future events or the Company’s future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements.

These forward-looking statements include, but are not limited to, statements relating to the proposed Separation and the Dual Class Amendment; the terms and conditions of the Separation, including the expected distribution of EVR shares and cash, available consideration election for shareholders and the Transition Capital Structure to be retained by the Company; the timing of the satisfaction of closing conditions and the timing for completion of the Separation and the Dual Class Amendment; future attributes of the Company and EVR following the Separation; the expected voting support by certain shareholders of the Company; the transactions with each of NSC and POSCO, including the terms and conditions thereof; the anticipated timing for the Meeting; and other statements that are not material facts.

Although we believe that the forward-looking statements in this report are based on information and assumptions that are current, reasonable and complete, these statements are by their nature subject to a number of factors that could cause actual results to differ materially from management’s expectations and plans as set forth in such forward-looking statements, including, without limitation, the following factors, many of which are beyond the Company’s control and the effects of which can be difficult to predict: the possibility that the Separation and the transactions with NSC and POSCO will not be completed on the terms and conditions, or on the timing, currently contemplated, and that the Separation or the transactions with NSC and POSCO may not be completed at all, due to a failure to obtain or satisfy, in a timely manner or otherwise, required shareholder, regulatory, stock exchange and/or court approvals and other conditions of closing necessary to complete the Separation or the transactions with NSC and POSCO or for other reasons; the possibility that the Dual Class Amendment will not be completed on the terms and conditions, or on the timing, currently contemplated, and that the Dual Class Amendment may not be completed at all, due to a failure to obtain or satisfy, in a timely manner or otherwise, required shareholder, regulatory and/or stock exchange approvals and other conditions of closing necessary to complete the Dual Class Amendment or for other reasons; the possibility of adverse reactions or changes in business relationships resulting from the announcement or completion of the Separation; risk that market or other conditions are no longer favourable to completing the Separation; risks relating to business disruption during the pendency of or following the Separation and diversion of management time; risks related to the transfer of the steelmaking coal business by the Company to EVR and the transitional arrangements between the Company and EVR following the Separation; risks relating to tax, legal and regulatory matters; credit, market, currency, operational, commodity, liquidity and funding risks generally and relating specifically to the Separation, including changes in economic conditions, interest rates or tax rates; and other risks inherent to the Company’s business and/or factors beyond the Company’s control which could have a material adverse effect on the Company or the ability to consummate the Dual Class Amendment, the Separation and the transactions with NSC and POSCO.

The Company cautions that the foregoing list of important factors and assumptions is not exhaustive and other factors could also adversely affect its results. Further information concerning risks and uncertainties associated with these forward-looking statements and the Company’s business can be found in the Annual Information Form for the year ended December 31, 2022, filed under the Company’s profile on SEDAR (www.sedar.com), as well as subsequent filings that can also be found under the Company’s profile.

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The forward-looking statements contained in this report describe the Company’s expectations at the date of this report and, accordingly, are subject to change after such date. Except as may be required by applicable securities laws, the Company does not undertake any obligation to update or revise any forward-looking statements contained in this report, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

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